
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-5546

December 11, 2007

Mr. David Sidwell
Chief Financial Officer
Morgan Stanley
1585 Broadway
New York, NY 10036

**Re: Morgan Stanley
          File No. 001-11758**

Dear Mr. Sidwell:

We note you have disclosed that you are involved with certain non-consolidated conduits, structured investment vehicles, or collateralized debt obligations (CDO). In this letter, we highlight some of the disclosure issues that you may want to consider regarding your off-balance sheet entities, to the extent they are material, as you prepare your Management's Discussion and Analysis for your upcoming Form 10-K annual report.

In addressing the Item 303(a)(4) of Regulation S-K off-balance sheet arrangements disclosure requirement, you may want to consider disclosing the following items, to the extent they are applicable and material, for any non-consolidated conduit, structured investment vehicle, or CDO for which you have material exposure:

- Categories and rating of assets the off-balance sheet entity holds;

- Weighted-average life of assets the off-balance sheet entity holds;

- Forms of funding (commercial paper, medium-term notes, etc.) and weighted-average life of the funding the off-balance sheet entity holds;

- Any material difficulties the off-balance sheet entity has experienced in issuing its commercial paper or other financing during the period;

- Any material write-downs or downgrades of assets the off-balance sheet entity holds;

- Maximum limit of the losses to be borne by any first loss note holders;

- Types of variable interests you hold in the off-balance sheet entity;

- Detailed disclosure regarding your obligations under the liquidity facilities. For example, consider the following items, to the extent applicable:

    - whether there are triggers associated with your obligations to fund,

    - whether there are any terms that would limit your obligation to perform,

    - any obligations under the facilities (e.g., to purchase assets from or commercial paper the off-balance sheet entity issued) and their material terms,

    - whether there are any other liquidity providers, and if so, how your obligation ranks with the other liquidity providers;

- Whether you purchased commercial paper or other securities issued by any off-balance sheet entities that you manage, and whether any agreement required you to make these purchases. If not, consider discussing your reasons for the purchase;

- Whether you provided or assisted the off-balance sheet entity in obtaining any other type of support, or whether it is your current intention to do so; and

- Potential impact on debt covenants, capital ratios, credit ratings, or dividends, should you be required to consolidate the entity or incur significant losses associated with the entity.

To the extent that you have identified consolidation and variable interest entities as a critical accounting policy, you may want to consider discussing in your filing:

- The scenarios where you would have to consolidate the off-balance sheet entity and your expectation of the likelihood of such consolidation; and

- The frequency of which you reconsider, and the typical triggers that require you to reconsider, whether you are the primary beneficiary of the entity.

Finally, we remind you of the Item 303 requirement to discuss any known trends or uncertainties that you may reasonably expect to have a material favorable or unfavorable impact on your income from operations, liquidity and capital resources. In this regard, please consider, to the extent material in light of your particular facts and circumstances, disclosing the amount of any material loss you expect to realize as a result of your involvement with any material off-balance sheet entity.

Please contact Kevin Woody, Branch Chief at (202) 551-3629 or me at (202) 551-3780 if you have any questions.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant